Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

CORPORATE PARTICIPANTS

Clay P. Jeansonne	Kolja Rockov
Vice President-Investor & Public Relations, Linn Energy LLC	Chief Financial Officer & Executive Vice President, Linn Energy LLC

Mark E. Ellis	Arden L. Walker
Chairman, President & Chief Executive Officer, Linn Energy LLC	Chief Operating Officer & Executive Vice President, Linn Energy LLC

OTHER PARTICIPANTS

John Ragozzino	Praneeth Satish
Analyst, RBC Capital Markets LLC	Analyst, Wells Fargo Securities LLC

Kevin C. Smith	Ted J. Durbin
Analyst, Raymond James & Associates, Inc.	Analyst, Goldman Sachs & Co.

Ethan H. Bellamy	Adam Leight
Analyst, Robert W. Baird & Co. Equity Capital Markets	Analyst, RBC Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen and thank you for your patience. You joined LINN Energy’s Conference call to discuss its Third quarter 2013 Earnings and pending Berry Merger.

At this time all participates are on a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] As a reminder this conference maybe recorded.

I would now like to turn the call over to your host, the Vice President of Investor Relations, Mr. Clay Jeansonne, sir, you may begin.

Clay P. Jeansonne

Vice President-Investor & Public Relations, Linn Energy LLC

Thank you for joining our third quarter 2013 earnings conference call. In a moment, I’ll introduce Mark Ellis, our Chairman, President and Chief Executive Officer. But first, I need to provide you with disclosure regarding forward-looking statements that may be made during this call. The statements describing our beliefs, goals, plans, strategies, expectations, projections, forecasts and assumptions are forward-looking statements.

Please note that the company’s actual results may differ from those anticipated by such forward-looking statements for a variety of reasons, many of which are beyond our control. Additional information concerning certain risk factors relating to our business, prospects and results is available in the company’s filings with the SEC, including our Form 10-Q for the quarter ended September 30, 2013, which we filed last week, and any other public filings and press releases.

Supplemental financial and operational information, including the company’s statement of operations, selected balance sheet data and guidance table are posted to LINN Energy’s website at www.linnenergy.com in the Investor Center, under Presentations. Following management’s prepared remarks, we’ll take your questions.

I’ll now turn the call over to Mark Ellis, LINN Energy’s Chairman, President and CEO.

Mark E. Ellis

Chairman, President & Chief Executive Officer, Linn Energy LLC

Thanks, Clay, and good morning. Joining us today from LINN are Kolja Rockov, Executive Vice President, Chief Financial Officer; and Arden Walker, Executive Vice President and Chief Operating Officer.

As I’m sure many of you saw yesterday, LINN Energy issued a joint press release with Berry Petroleum announcing an extension to the merger agreement and revised exchange ratio. This is an important step to consummating the merger with Berry, and I am excited to say that this step puts us closer to achieving that goal.

Under the amended terms of the agreement, both parties have agreed to extend the termination date to January 31, 2014 from October 31, 2013. In addition, LinnCo has agreed to increase the exchange ratio to 1.68 common shares, for total consideration of $4.9 billion, including assumed debt. We believe the new exchange ratio provides a fair valuation for Berry’s premium asset base, which was evidenced by their outstanding results this year. Even with the revised exchange ratio, we believe this transaction will be immediately accretive to cash available for distribution and create significant long-term value for LINN Energy.

Berry’s mature, long-life assets are an excellent strategic fit for our current portfolio, and this stock-for-stock transaction will significantly de-lever our balance sheet. Their low decline rate of approximately 15% is a perfect fit in our MLP structure.

Their reserves are approximately 75% oil, which will provide a meaningful increase in LINN’s liquids exposure from 47% to 54% of total proved reserves. Beyond increasing LINN’s current proved reserves by approximately 1.65 Tcfe, or 33%, we anticipate significant upside potential from the approximate 3.8 Tcfe of identified probable and possible reserves. During the third quarter Berry’s production averaged approximately 41,400 barrels of oil equivalent per day representing a 14% increase from the third quarter of 2012.

In addition, three of the company’s growth assets, comprised of New Steam Floods, Diatomite, and Uinta were especially encouraging as all grew at double-digit rates for the third quarter. Together, these operational accomplishments combined with their low-decline base assets allowed Berry to increase its 2013 expected production guidance above its original estimates.

In addition, we believe this merger will present LINN with significant operational and field synergies in the Permian Basin and East Texas. Specifically, upon completion of the merger, LINN pro forma will have approximately 160,000 net acres in the Permian Basin, much of which we have potential, Wolfcamp, Spraberry and Clearfork horizontal drilling locations.

Both companies continue to assess the economic potential for horizontal drilling in the Permian Basin and are closely monitoring adjacent activity. LINN is evaluating multiple strategies to develop our Permian inventory in the most efficient way. Potential options include joint ventures, asset trades for producing assets as well as drilling the acreage ourselves but we remain open to all potential alternatives on how to maximize our value in the play.

This afternoon the [indiscernible] (5:33) file Amendment No. 7 to the registration statement on Form S-4. This updated Form S-4 will include the revised exchange ratio, updated extension date and new fairness opinions provided by all parties’ financial advisors.

As previously announced, last week, the SEC’s Division of Corporation Finance informed both parties that they had no further comments to the Amendment No. 6 on Form S-4. [indiscernible] (6:02) being declared effective by the SEC, we believe the Berry transaction could potentially close as early as mid-December.

While we have great respect for what Berry management team has accomplished and consider the Berry employees to be an important part of this transaction. We expect to realize the benefits of this acquisition quickly and believe that together we will be positioned for great success in the future.

And I would also like to say a few brief comments on the SEC [indiscernible] (6:34), which was voluntarily announced by the company on July 1. The inquiry is still ongoing. Investors should not draw any conclusions with respect to the inquiry of any future declaration by the Division of Corporation Finance, that the Form S-4 is effective. They are separate events and investors should treat them as such.

As part of the inquiry, the SEC staff has requested documents and communications related to our use of non-GAAP financial measures and hedging strategy. We have been and will continue to fully cooperate with the SEC in this matter. As a reminder, we will not answer any questions regarding the timing or specific details of the SEC inquiry during Q&A.

Turning to our recent third quarter 2013 performance, I am pleased with the results our operational team delivered this quarter. LINN’s capital program reported positive results, which exceed guidance and estimates across the board. For the third quarter 2013, we achieved record average daily production of 823 million cubic feet equivalent per day, which represents a 6% increase compared to second quarter’s production.

As evident in our third quarter production volumes, we believe our operations have turned the corner from the beginning of the year and continue to expect to deliver annual production growth of approximately 8% to 10%, pro forma for the recent Panther divestiture.

The company continues to excel in driving down operating costs. During the third quarter, LINN reduced its lease operating expenses 10% to $1.15 per Mcfe compared to $1.28 per Mcfe for the third quarter 2012. LINN continues to see favorable results from the focus on base optimization efforts and operating expense reductions.

As referenced in our guidance, LINN expects production volumes to average approximately 850 million cubic feet equivalent per day for the fourth quarter and approximately 813 million cubic feet equivalent for the full year. As a reminder, these estimates do not include the potential impact of ethane rejection or expected contribution from Berry Petroleum.

The company did not reject ethane during the month of October and has elected not to reject ethane in November. Decisions of whether to reject ethane are made monthly based on economics at each processing location in an effort to maximize value. Any future decisions to reject ethane will have a negative impact on production volumes but no impact to revenue.

As you know, we’ve had a busy year here at LINN Energy with highs and lows and I want to thank our employees for their continued commitment to this great company. Our past and future success is due to their dedication and professionalism, which they demonstrate every day they come to work. I also want to thank our unit-holders and shareholders. We’re truly grateful for your continued confidence and support.

I will now turn the call over to Kolja for his financial update.

Kolja Rockov

Chief Financial Officer & Executive Vice President, Linn Energy LLC

Thanks Mark. I’d like to address the following topics in my discussion today: Third quarter 2013 results; enhanced disclosures in the company’s public filings; recent Permian acquisition and related financing; and fourth quarter 2013 outlook.

During the quarter, LINN reported total revenues of approximately $495 million compared to $48 million for the third quarter 2012, which includes a non-cash change in the fair value of unsettled commodity derivatives of approximately $99 million and $520 million respectively.

We reported a net loss of $0.13 per unit in the third quarter 2013 compared to a net loss of $2.18 per unit for the third quarter 2012 primarily due to higher production revenues and lower losses on oil and natural gas derivatives, partially offset by higher expenses.

I’m sure many of you noticed our updated disclosures in our most recent Form 10-Q and S-4. Historically, in describing our determination of cash available for distributions, LINN has started with the non-GAAP metric of adjusted EBITDA before deducting interest expense and maintenance capital. Going forward, we will describe the amount of cash available for distributions by beginning with net cash provided by or used in operating activities, which is a GAAP measure and found on LINN’s cash flow statement reduced by the amount of cash distributions paid to unit-holders for the applicable period and discretionary adjustments considered by our Board of Directors to arrive at an excess, or shortfall. Any excess implies the company fully covered its distribution using our methodology and a shortfall implies that we did not fully cover the distribution.

For the quarter, the company had an excess of $2 million and have guided to fully covering our distribution for the fourth quarter 2013. These changes in terminology, however, do not reflect any change to LINN’s historical or future methodology in determining its cash excess or shortfall.

Later today, we plan to file amended first and second quarter 10-Q and 2012 10-K to conform previous disclosures to our updated disclosures. To be clear, we are not restating our historical financial statements as our GAAP financial statements have not changed. For more information please see the explanatory note, which can be found in each of our amended filings.

Adhering to our strategy of growth through acquisition, on October 31, we closed the recently announced Permian Basin acquisition for approximately $525 million. This acquisition located in the Central Basin Platform further strengths LINN’s position in the Permian, adding approximately 124 producing wells and an additional 300 identified future drilling locations, primarily in the Clearfork formation.

Current proved reserves total approximately 30 million barrels, of which approximately 70% are oil. LINN has identified additional water flood reserve potential of approximately 24 million barrels equivalent that could provide significant upside in the future.

This acquisition was almost entirely financed with the proceeds from the $500 million senior secured term loan, which was entered into during the quarter. The term-loan bears interest at a very favorable rate of LIBOR plus 2.5% and will mature in April 2018.

Turning to our hedge portfolio, we have hedged approximately 100% of our expected natural gas production through the balance of 2013, and for additional four years through 2017. With respect to oil we’re hedged 100% at attractive prices through the remainder of 2013 and for an additional three years or through 2016.

As previously discussed, we have partnered with Berry on a strategy to hedge production associated with this transaction. For 2014, production from Berry has been hedged approximately 85% at prices above $90 per barrel.

Last week, we announced our monthly distribution and dividend. LINN and LinnCo announced the cash distribution and dividend respectively of $0.2416 or $2.90 on an annualized basis. LINN’s distribution will be payable to unit holders on November 14 and LinnCo’s dividend will be payable November 15.

You can find more information about our monthly dividend and detailed financial guidance on the company’s website.

As Mark mentioned earlier, we are pleased to be filing Amendment No. 7 to our amended Form S-4 later today. We believe the pending Berry merger creates tremendous value for both LINN and Berry investors. The significant positive is that this transaction is structured using 100% stock consideration, which will result in material improvements to LINN’s metrics.

Also we expect our greatly expanded size to be viewed as a credit positive. In addition, the closing of this pending transaction will also provide further evidence of the strategic significance of LinnCo. We believe the acquisition of [ph] new C corps (14:49) and a tax free exchange is a repeatable event, and that there are additional C corps with the right asset portfolio, which would strategically fit into an MLP model.

With that, I will now turn over the call to the operator for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from John Ragozzino of RBC Capital Markets. Your line is open.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

Congrats on finally getting this process moving along.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Looks like it.

Kolja Rockov	A
Chief Financial Officer & Executive Vice President, Linn Energy LLC

Thanks, John.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

Are you guys comfortable providing a DCF accretion estimate similar to what you did on the original offer at 1.25 exchange ratio?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, John. This is Mark. We probably can’t give you an exact number at this point in time. Safe to say, it is a [ph] silver (16:01) accretive transaction for us. And there’s a lot of moving parts right now in terms of trying to consolidate our capital programs between the two companies and everything we’ll be able to give you some guidance in the future on that.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

Would you say that my published estimate of about 5% or $0.15 to $0.20 would be in the warm to slightly warm region?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

No, John, I don’t want to comment on that.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

Fair enough. Have you guys done any meaningful assessment work related to the anticipated capital program of the pro forma portfolio for 2014?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Great, question. I’m glad you asked that because one of the things that I would ask each and every one of you out there on the call to give us a little bit of time on given the lateness of the year, the potential closing of this transaction. Our normal guidance period would have been to give capital guidance in January essentially. And I think it’s going to be a little bit for us to really work through that process, so maybe a little later into February before we can give real guidance about the consolidated capital program between the two companies. But we haven’t done a tremendous amount of work in terms of really high grading the combined companies capital program at this time, so it maybe a little later in the year than normal.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

All right. That’s helpful. And I assume that you’ve done a certain number – certain degree of work assessing the Permian assets on the upside there. Can you give us a ballpark inventory of horizontal locations that you’ve got there?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, John. Probably not an exact count but I think the easiest thing to say is that we had essentially, both Berry and ourselves had essentially the same size acreage position there and so putting us together kind of doubles our potential. We’re both very pleased with the activity in and around our operations and encouraged by that. We specifically talked on the call about looking at that inventory set, identifying it clearly and then deciding what’s the best way to exploit that value, is it through our own development, is it through JV’s or potentially trades. So we’re blessed to have acreage in the right spot out there, so we’re pleased with that but I don’t have an exact count right now. So be a little with us as we work through that process.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

No problem. You just hinted upon my next question, which was related to. Do you have a preferred strategy to see how you ultimately extract value from this asset, whether it be a joint venture, a swap, developing yourself, do you have any just gut feel of what your preference is?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Not yet, John. You know, we’ve had some success in JV’s and other areas on our asset positions. We’re probably more familiar with that than they are in terms of just asset trades. Asset trades are pretty difficult to do but could be very valuable for us to pursue so we’re still working on some of those. But I can tell you – to add to that, John, there seems to be a tremendous amount of interest because I think it’s been pretty well-known that we’re considering doing, you know, alternatives like that, and so we get a lot of inbound calls in terms of folks interested in our Permian acreage and even in some of the other plays as well.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

Great. I’m sure there’s others that want to jump on so I’ll just keep it to one more. Can you guys talk a little bit about the variability of the results that you’ve in the Oklahoma side of the Hogshooter play in the third quarter results?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Sure. Let me ask – let me get Arden to answer that.

Arden L. Walker	A
Chief Operating Officer & Executive Vice President, Linn Energy LLC

Yeah, John, the third quarter results were really pretty consistent with what we saw this year in the Hogshooter on the Mayfield side. We’ve had a range of outcomes there that you would always expect to see, but we’ve kind of continued to see the wells coming in in a similar range that we saw in previous quarters, and we like what we’re seeing on the Mayfield side. We are taking a fairly disciplined approach to our development over there. We’ve got a couple of rigs running in that play right now, and in the foreseeable future I think that’s the way we would continue to develop that area.

John Ragozzino	Q
Analyst, RBC Capital Markets LLC

All right. Thanks very much, guys, and congrats. I hope that this thing closes up pretty shortly.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah. We do as well, John, thanks.

Operator: Thank you. Our next question comes from Kevin Smith of Raymond James. Your line is open.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

Good morning, gentlemen.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Good morning, Kevin.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

And congrats on all the progress, LinnCo, Berry as well as operations.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, thanks.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

My first question is has there been any change on LinnCo breakup fee or is that structure still intact.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

No, that structure is still intact. All we did was extend the end date to January 31, 2014.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

Okay. And then I assume given the recalibration of the Berry purchase price, the step up in the distribution probably needs to be reexamined or it will be discussed after the Berry deal closes, is that fair?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, that’s a good way to describe it, Kevin. I think we need to see – it is an accretive transaction to us I want to remind everyone of that but we’d like to see the combined entities go through the synergies associated with our combination. We anticipate around $20 million of synergies in the deal, and so we want to work that through our models and then and only then will we decide exactly what the opportunity set is for distributions.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

Got you. And then operations questions, it looks like you drilled on of your best Hogshooter wells last quarter. Was it better rock or did you guys change anything?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

We haven’t changed anything. I think actually the range of the top well to the bottom well were about the same as we had in the past, so really no difference. We’re seeing good performance in the area. We like the returns in this oily play. We continue to develop the area. We’ve got a pretty nice core position there that we continue to develop on and we really like what the outcomes are like right now.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

Okay. And then last question, I’ll jump off. Any sort of updates maybe on your Jayhawk plant, any discussion of potentially monetizing that?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Well, it’s one of the things that we look at from time to time as far as are there assets in our organization right now that we don’t think are fully valued; Jayhawk comes up and some other midstream assets that we have. We have a lot of gathering systems. We have a few processing systems. Typically, they’re specific to our operations but they could have value that’s untapped at this point in time and we’ll surely consider that potential opportunities with those as well. And like I said earlier, not only on our assets, we get a lot of inbound calls on physical assets as well.

Kevin C. Smith	Q
Analyst, Raymond James & Associates, Inc.

Got you. Thank you very much and once again congrats on all the hard work and the results.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, thanks Kevin.

Operator: Thank you. Our next question comes from Ethan Bellamy of Baird. Your question, please.

Ethan H. Bellamy	Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

Good morning, gentlemen, I want to ask you about the artist formerly known as maintenance CapEx. You’ve got $126 million for the fourth quarter. How did you derive that number? What can you tell us to give us comfort that that is the right number? And ex Berry, what would that number be say first quarter of next year knowing what you know now about productivity.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, Ethan we’ve been consistent in the way that we determine the discretionary reductions for a portion of oil and natural gas development costs as defined in the tables. And our method of doing that each and every year is to look at – try and replace the production decline over the year and also replenish the reserve position. We go through a high grade process of our capital program, select the appropriate properties that provide that – or at least accomplish that, and we set that number at the beginning of the year and it stays that throughout the course of the year.

As we look out right now, we’re going through the budget process, you can imagine we are doing that process for 2014 and trying to estimate what those maintenance cost would be for next year. I don’t really want to comment at this point in time on what we anticipate Berry’s properties will bring to the mix, but obviously our maintenance capital cost will go up once we include the Berry property. But we’ll go through the same exercise with their assets as well.

Ethan H. Bellamy	Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

All right. Good enough for now. How many more of those close to 4,000 of BOE per day IP-rate Mayfield locations do you guys have left to drill? And how long do you think you’re going to keep eight rigs running in the Granite Wash?

Arden L. Walker	A
Chief Operating Officer & Executive Vice President, Linn Energy LLC

This is Arden. I’ll try to touch on that one. Yeah, in terms of the Mayfield inventory, we try to look at our inventory over there more in terms of the oil inventory. It’s not just the Hogshooter zones that generate those really, really high rates. We have close to 100 locations identified on the Mayfield side when you include all of the different intervals that we’ve identified over there.

And in terms of the rig counts, obviously we’re still working on budget right now. I think you’ll likely see the rig counts come down as we move into 2014. And as Mark has mentioned earlier, we’ll be doing optimization work between our opportunities and the opportunities that reside on the Berry properties and come up with a best mix of assets to pursue going forward. They are blessed with a lot of very good oily assets and some good opportunities. So we’ll have to see how that shakes out at the end of the day but my guess is we will see the total counts coming down in the Granite Wash just because gas prices and NGL prices are low right now.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah. I guess, to add to that Ethan, it’s not a matter of not having the inventory there to run the rigs, it’s a matter of high grading the capital program. And when we look at what Berry’s going to bring to the table, we think there’s a great opportunity for us to shift our capital to improve overall returns and performance going forward, always focused on the bottom-line cash flow generation.

Ethan H. Bellamy	Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

That’s helpful. One last one. With respect to the LINN Energy cash payments to LinnCo to potentially cover some or all of the tax burden at LinnCo, how should we be modeling that going forward, and what your expectation be around that sort of support payment?

Kolja Rockov	A
Chief Financial Officer & Executive Vice President, Linn Energy LLC

Ethan, this is Kolja. When we re-cut the deal here, we reconvened the [ph] complex (26:05) committees of the board of directors and reran our tax models. And basically what you see in the press release is a guidance of cash tax at $0.01 at LinnCo in 2014 and $0.07 in 2015. Those numbers are at or better than what we had last time, including the $ 6 million payment. So basically what we determined was there was no need for that payment.

And in terms of why, I guess, I would tell you that the deal value went up from $4.3 billion to $4.9 billion, which is a 14% increase. But this amount of shares that LinnCo now owns or I guess I should say Berry, went up 34%. So the amount of deductions that they get are much larger than the increase in the deal value. And I would remind you that that deferred tax liability is spread out over – anywhere from 20 to 50 years. So it’s a pretty small amount, and the bottom line is is that the deal this time around from a tax standpoint looks better than what it did in the previous deal even without the payment.

Ethan H. Bellamy	Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

Sorry for being dense here, but I just want to make sure that I get this right. With respect to 2015, the LINN and LinnCo payments going to be pari passu or is LinnCo going to be $0.07 on the tax burden from where LINN would be?

Kolja Rockov	A
Chief Financial Officer & Executive Vice President, Linn Energy LLC

It would be $0.07 down.

Ethan H. Bellamy	Q
Analyst, Robert W. Baird & Co. Equity Capital Markets

Okay. Got it. All right. Thanks guys appreciate it.

Kolja Rockov	A
Chief Financial Officer & Executive Vice President, Linn Energy LLC

Yeah. You’re welcome.

Operator: Thank you. Our next question comes from Praneeth Satish of Wells Fargo. Your question please.

Praneeth Satish	Q
Analyst, Wells Fargo Securities LLC

Hey guys, good morning and congrats.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Good morning. Thanks.

Praneeth Satish	Q
Analyst, Wells Fargo Securities LLC

Quick questions for me. I’m sorry if I missed this, but what prompted you to change your reporting methodology and re-label maintenance CapEx? I guess what was the thinking behind that change?

Kolja Rockov	A
Chief Financial Officer & Executive Vice President, Linn Energy LLC

Look, I think our disclosures have been evolving throughout the year and I’m sure that all of you have noticed that. And it’s really just a culmination of obviously SEC input, also input from LINN. And we’ve also been mindful of what we hear from the investing public.

So, those three things have combined to result in our current disclosure. And as I said in my formal remarks, the terminology has changed, but the methodology of determining the cash available for distribution is exactly the same.

Praneeth Satish	Q
Analyst, Wells Fargo Securities LLC

Okay. And in terms of the $20 million of synergies that you expect from the Berry merger, can you just elaborate a bit on what the nature of these synergies are? Is it G&A OpEx, or interest and also do you have a rough timeline for how long it will take to fully achieve this?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, those are primarily G&A savings. I would tell that since we’ve been involved with this transaction for some nine months, almost 10 months now, we have gone very far down the road of identifying the organization, how we were going to organize the company going forward, the people, and what the roles were going to be, and it made a lot of progress in that effort.

Late summer we kind of slowed the process down on the technical integration side in terms of the data integration side. But from a personnel standpoint, operationally, we’re ready to take those assets over upon closing. And that’s gone pretty smooth.

So, that’s given us the ability to ability to identify what kind of G&A savings would be created. As far as operational LOE-type savings, we’ve good overlap in the Permian, some good overlap in the East Texas area. We haven’t really estimated tremendous savings in those areas just yet, but that will come out of the budget process and actually out of our integration process when we look at the combined model going forward, and as we get ready for guidance for next year. So, expect to see something along those lines early part of next year.

Praneeth Satish	Q
Analyst, Wells Fargo Securities LLC

Great. And just last one from me, it looked like the Midland WTI differential has widened out again in recent weeks. Have you looked at all at potentially extending your Permian Basin swaps into 2014? I think they just run through the end of 2013, unless I’m mistaken?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah. We have not done anything in 2014, but we are looking at it.

Praneeth Satish	Q
Analyst, Wells Fargo Securities LLC

Okay, great. Thank you.

Operator: Thank you. Our next question comes from Ted Durbin of Goldman Sachs. Your line is open.

Ted J. Durbin	Q
Analyst, Goldman Sachs & Co.

Thanks, and same from me, congrats on through all the news that you’ve gotten up there. Just one for me on the maintenance CapEx. And when you think about the Berry acreage and you’ve talked now about potentially doing new things with the Permian, I guess, can you go through some of the different Berry properties in terms of the decline rates you said 15% overall. But how does that look on an asset-by-asset basis, and if you were to take down or do something with the Permian stuff, ex that what would the decline really look like?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Well, I don’t want to go through decline rates on each specific assets. Safe to say the California Midway-Sunset property is the flattest property they have as a company which generates a lot of free cash and extremely low. I think you’d have to – I’d refer you to their third quarter press release. I think they talked about the decline rates there being very shallow. A lot of the other areas, they’re pretty much in the growth mode. The Diatomite is growing. The Uinta property is growing. The Permian Basin has shown some growth. So each one of those really they’ve had great success in growing those properties. I don’t think their decline rates are much different than ours in the Permian Basin. As far as the Uinta property still in growth mode, I don’t know that I can quote a specific decline rate there. Net-net when we think about their assets joining our assets and merging we see about a 2% to 3% reduction in our overall decline rate as a company. So that’s working in our favor in terms of reducing our need for discretionary reductions of proportionate oil and gas capital.

Ted J. Durbin	Q
Analyst, Goldman Sachs & Co.

Great. That’s very helpful. That’s all I had. Thanks.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

You bet. Thank you.

Operator: Thank you. And at this time we have time for one more question. Our next question comes from Adam Leight of RBC Capital Markets. Your line is open.

Adam Leight	Q
Analyst, RBC Capital Markets LLC

Last but not least. Congratulations and good morning.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Thanks, Adam.

Adam Leight	Q
Analyst, RBC Capital Markets LLC

Just, I guess, can you talk a little bit about when you rank your capital spending thoughts, where does the Wolfberry program as you compete against Hogshooter and that sort of thing and how do you think of those types of investments versus managing your decline rate and dealing with your deferred tax issues?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Yeah, I guess, the way I would answer that is if you look at the very best of the Hogshooter wells and may be the very best of the Permian Wolfberry wells, you would – those would be competing very well for capital. There is a range of outcomes on any one of these programs. I think even within the Permian and within the Hogshooter we can high grade some of those assets. And that’s likely where we’ll go with our analysis during our budget processes, try to take the best of the assets that generate the most cash flow for us, and then also look at the Berry assets and try to make the best of the combination at the end of the day.

So without actually giving you a specific answer to would we get rid of the Wolfberry first, I think you’re going to see some component of all of our operating areas continue from a development perspective, just a smaller subset of that.

Adam Leight	Q
Analyst, RBC Capital Markets LLC

And then I guess bigger picture, you’ve done this already, let’s move on. From a regulatory and practical standpoint, what’s the timetable that you think would be necessary for you to do the next transaction? If you have to wait till this merger closes, exchange the bonds, what has to happen before you can move into the next deal?

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

Well, I guess, Kolja and I’ll chime in. I’d tell that you this transaction getting through the end of the year I think would be a great outcome for us to close it towards the end of the year. Obviously, we’ve proven that the LinnCo model works. It’s been received well by industry, obviously doing 100% stock-for-stock transaction with Berry is a testament to that. And looking forward Granite, there is a tremendous amount of opportunity out there from A&D standpoint and there’s always additional C corps on our list that we continue to monitor and look for the opportunity to do.

But I would tell you, nobody’s asked the question, but I want everybody to understand the acquisition market, the amount of properties out there in the business right now, this is a very, very active time and it looks really bright both from an asset stand point. And, of course, we think about C corps. It will take us a little while to fully integrate the Berry transaction. So we’ll try and be practical with that and see how that works. But we’ll continue to monitor the C corp slate of opportunities that we have out there and see what makes sense.

Adam Leight	Q
Analyst, RBC Capital Markets LLC

Okay. Thanks.

Mark E. Ellis	A
Chairman, President & Chief Executive Officer, Linn Energy LLC

You bet.

Operator: Thank you. That does conclude the Q&A portion of our call. At this time, I’d like to turn the call over to Mr. Ellis for any closing remarks.

Mark E. Ellis

Chairman, President & Chief Executive Officer, Linn Energy LLC

Okay, thanks. Well, thanks everyone for your time this morning. We appreciate your participation, and that concludes our call.

Operator: Thank you, sir. And thank you, ladies and gentlemen for your participation. That does conclude your third quarter 2013 LINN Energy call. You may disconnect your lines at this time. Have a great day.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.